Nuveen Preferred and Income Term Fund Announces Preliminary Results of Tender Offer

NEW YORK, August 15, 2024 – Nuveen Preferred and Income Term Fund (NYSE: JPI) announced the preliminary results of a tender offer.

As previously announced, the fund conducted a tender offer allowing shareholders to offer up to 100% of their common shares for repurchase for cash at a price per share equal to 100% of the net asset value per share as of the close of ordinary trading on the New York Stock Exchange on the expiration date of the tender offer. The tender offer expired on August 14, 2024 at 5:00 p.m. Eastern time.

Based on preliminary information, 8,511,627 common shares were tendered, representing approximately 37% of the fund’s common shares outstanding. These figures do not include shares tendered through notice of guaranteed delivery.

The completion of the fund’s tender offer is subject to certain conditions, including that the aggregate net assets of the fund attributable to common shares must equal or exceed $70 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the fund’s aggregate net assets attributable to common shares after taking into account shares properly tendered would be less than $70 million, the tender offer will not be completed, no common shares will be repurchased, and the fund will proceed terminate on its scheduled termination date.

The fund currently anticipates the satisfaction of all tender offer conditions and a successful completion of the tender offer and expects to announce the final results of the offer on August 19, 2024. Accordingly, the fund intends to implement the proposal described in the fund’s proxy statement dated February 26, 2024 and in the offer to purchase relating to the tender offer. In particular, anticipated to be effective on August 19, 2024, JPI’s term structure will be eliminated and the fund’s name will change to “Nuveen Preferred Securities & Income Opportunities Fund.” The common shares of the fund will continue to trade on the New York Stock Exchange under the current ticker symbol. In addition, Nuveen will waive 50% of its net management fees over the first year following the elimination of the term.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $54 billion of assets under management across 45 CEFs as of 30 June 2024. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 35 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 30 June 2024 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

• market developments;

• legal and regulatory developments;

• the satisfaction of conditions for completing the tender offer; and

• other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds.

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